                                                                                                  March 19, 2008

VIA FACSIMILE AND EDGAR Mr. Jim B. Rosenberg Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:  Rite Aid Corporation

Dear Mr. Rosenberg:

On behalf of Rite Aid Corporation, a Delaware Corporation (the "Company"), set forth below are responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in your letter dated March 13, 2008 (the "Comment Letter").  For the convenience of the Staff, each response has been numbered to correspond to the comments in the Comment Letter.

Form 10-K for the Fiscal Year Ended March 3, 2007

Item 1. Business

1.
We note your response to Comment 1 and reissue the comment in part.  We note that on page 16 of your filing, you disclose that the loss of the supply agreement with McKesson Corporation would have a negative effect on your results of operations, financial condition and cash flow.  Because of this dependency, you should file the supply agreement as a material contract.  Please file this agreement as part of an amendment to your Form 10-K for the Fiscal Year ended March 3, 2007, and not with your next Form 10-K.

The Company acknowledges the Staff's comment and as per discussions on March 18, 2008 between the Company’s counsel, Michael J. Zeidel of Skadden, Arps, Slate, Meagher & Flom LLP, and members of the Staff, the Company will file its supply agreement with McKesson Corporation as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended March 1, 2008.  The Company reserves the right to request confidentiality for portions of the McKesson Supply Agreement.

Certain Relationships and Related Transactions

Relationship with Leonard Green & Partners L.P., page 44

2.
We note your response to Comment 1 and reissue the comment in part.  Please file as an exhibit the agreement you have with Leonard Green & Partners, L.P. for financial advisory services, as the agreement is a related party agreement and therefore subject to Item 601(b)(10)(ii)(A) of Regulation S-K.  Please file this agreement as part of an amendment to your Form 10-K for the Fiscal Year ended March 3, 2007, and not with your next Form 10-K.

The Company respectfully submits to the Staff that it does not believe its financial advisory services agreement with Leonard Green & Partners, L.P. (as amended, the "Advisory Agreement") is required to be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.  Item 601(b)(10)(ii) of Regulation S-K requires the filing of certain contracts that fall within certain enumerated examples, including related party agreements (Item 601(b)(10)(ii)(A)).  However, Item 601(b)(10)(ii) provides that even if a contract falls within the enumerated examples, it need not be filed if immaterial in amount or significance.

Pursuant to the Fourth Amendment to the Advisory Agreement (the "Fourth Amendment"), dated as of February 12, 2007, the Company was obligated to pay Leonard Green & Partners, L.P., a monthly fee of $25,000 paid in arrears, for its consulting services as well as the reimbursement of out-of-pocket expenses incurred by Leonard Green & Partners, L.P.  Pursuant to the terms of the Fourth Amendment, when John Danhakl resigned as a director of the Company on June 4, 2007, the monthly fee was reduced to $12,500 per month.  For the fiscal year ended March 3, 2007, the Company reported revenues in excess of $17.5 billion and net income in excess of $26.8 million.  Given the de minimus nature of the Company's financial obligations under the Advisory Agreement, the Company does not believe the Advisory Agreement is material in amount.  Furthermore, the Company does not believe that the services provided under the Advisory Agreement are qualitatively material to the Company's business, nor would the termination of such services, which can happen at the Company's direction, have a material impact on the Company's operations, and as a result, the Advisory Agreement is immaterial in significance.  Since the Advisory Agreement is immaterial in amount and significance, the Company believes filing of the Advisory Agreement is not required pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 47

3.
We note your response to Comment 2.  Please revise your proposed disclosure to clarify that the sensitivity analyses are based on reasonably likely changes.  Also, include in that disclosure how you determined the reasonably likely variability in the estimates such as whether and to what extent the sensitivity analyses are based on historical changes in estimates and/or any other factors considered.

In each of our sensitivity analyses, we intend to select variance percentages that represent reasonably likely changes for that metric. Further, we will base these determinations on our historical experience. We will revise the first paragraph under “Critical Accounting Policies and Estimates” to add the following statement:

“Variability reflected in the sensitivity analyses presented below is reasonably likely based on our recent historical experience.  Actual results may differ materially from these estimates and sensitivity analyses.”

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings.  The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (717) 975-5838, Kevin Twomey at (717) 731-6540 or Robert B. Sari at (717) 975-5833.

Sincerely,

/s/ Douglas E. Donley
Douglas E. Donley

cc:	Dana Hartz
Don Abbott
Rose Zukin
Jeffrey Riedler
Securities and Exchange Commission
Kevin Twomey
Robert B. Sari
Matthew Schroeder
Rite Aid Corporation
          Michael J. Zeidel
          Laura Amy Kaufmann
               Skadden, Arps, Slate, Meagher & Flom LLP